SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Proxy Materials for Extraordinary General Meeting of Shareholders

On January 15, 2026, MediWound Ltd. (the “Company”) published notice of an upcoming extraordinary general meeting of shareholders of the Company to be held on February 19, 2026 (the “Meeting”). Annexed hereto and incorporated herein by reference are copies of the following documents being distributed by the Company to its shareholders in connection with the Meeting:

(i)	Notice of Extraordinary General Meeting and Proxy Statement, each dated January 15, 2026, in connection with the Meeting (annexed as Exhibit 99.1 hereto); and

(ii)	Proxy Card to be distributed to shareholders of record of the Company for use in connection with the Meeting (annexed as Exhibit 99.2 hereto).

Exhibits

The following exhibits are furnished as part of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”):

Exhibit	Description
99.1
Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, each dated January 15, 2026, for the Extraordinary General Meeting of Shareholders of the Company scheduled to be held on February 19, 2026.

99.2	Proxy Card for Extraordinary General Meeting of Shareholders of the Company scheduled to be held on February 19, 2026.

Incorporation by Reference

The contents of this Form 6-K (including the information contained in Exhibits 99.1 and 99.2) are hereby incorporated by reference into the Company’s Registration Statements on (i) Form S-8, filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022, August 15, 2023, and March 19, 2025 (Registration Nos. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697, 333-273997, and 333-285897, respectively), and (ii) Form F-3, filed with the SEC on August 29, 2024 and March 19, 2025 (Registration Nos. 333-281843 and 333-285908, respectively

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2026	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer